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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 31, 2009

	Fiscal Year Ended
Ratio of Earnings to Fixed Charges (millions)
	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006	Jan. 29, 2005

Earnings from continuing operations before income taxes	$3,536	$4,625	$4,497	$3,860	$3,031
Capitalized interest	(48)	(66)	(47)	(42)	(18)

Adjusted earnings from continuing operations before income taxes	3,488	4,559	4,450	3,818	3,013

Fixed charges:
Interest expense (a)	956	747	646	532	607
Interest portion of rental expense	103	94	88	84	85

Total fixed charges	1,059	841	734	616	692

Earnings from continuing operations before income taxes and fixed charges	$4,547	$5,400	$5,184	$4,434	$3,705

Ratio of earnings to fixed charges	4.29	6.42	7.06	7.21	5.35

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

Note: Computations are based on continuing operations.

60

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  Exhibit 12